UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October , 2004

Commission File Number: 001-13196

Desc, S.A. de C.V.

(Translation of registrant’s name into English)

Paseo de los Tamarindos 400-B, Bosques de las Lomas, 05120 Mexico, D.F., Mexico

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      Ö             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is included in this report on Form 6-K:

Item
1.	English Translation of a summary of the resolutions adopted at the Special Series “B” Shareholders’ Meeting of Desc, S.A. De C.V., held on October 19, 2004
2.	English Translation of a summary of the resolutions adopted at the Ordinary and Extraordinary Shareholders’ Meeting of Desc, S.A. De C.V., held on October 19, 2004
3.	English Translation of a notice regarding the termination of the Deposit Agreement

2

Item 1

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE SPECIAL SERIES “B”

SHAREHOLDERS’ MEETING OF DESC, S.A. DE C.V.,

HELD ON OCTOBER 19, 2004.

I. Presentation and approval, as applicable, of (1) (a) the proposal to voluntarily delist from the New York Stock Exchange the American Depositary Shares (“ADSs”) issued by DESC, S.A. DE C.V., (b) cancel the registration of the ADSs and the Series “B” shares under the Securities Exchange Act of 1934, (c) terminate the Amended and Restated Deposit Agreement dated June 29, 1994, as amended, among the Company, Citibank, N.A., and the holders of American Depositary Receipts evidencing the ADSs, and (d) cancel the registration of the Series “B” shares of the Company in the special section of the National Securities Registry, as well as (2) resolutions to effectuate the foregoing.

I.1 The shareholders approved the proposal to (a) delist from the New York Stock Exchange (“NYSE”) the ADSs issued by the Company, (b) cancel the registration of the ADSs and the Series “B” shares under the Securities Exchange Act of 1934, (c) terminate the Amended and Restated Deposit Agreement dated June 29, 1994, as amended, among the Company, Citibank, N.A., and the holders of American Depositary Receipts evidencing the ADSs, and (d) cancel the registration of the Series “B” shares of the Company in the special section of the National Securities Registry.

I.2 The shareholders approved the proposal to empower Messrs. Fernando Senderos Mestre, Juan Marco Gutiérrez Wanless, Arturo D’Acosta Ruiz, Ramón F. Estrada Rivero, Marisol Vázquez Mellado Mollón y Fabiola G. Quezada Nieto, to jointly or individually, as applicable, perform all acts and execute all documents necessary for the implementation of the foregoing resolutions in both Mexico and the United States of America.

Among the principal reasons why these proposals were submitted to the Shareholders Meeting’s consideration were the following:

1.	The fact that the number of Series B Shares represented by ADSs has remained very small (comprising only approximately 1.09% of the total outstanding Series B Shares and 0.53% of the shares representing all of the capital stock—Series “A” and Series “B”—as of September 30, 2004).

2.	The limited trading volume on the NYSE of the ADSs (the average daily trading volume for the nine months ended September 30, 2004 was 4,155 ADSs).

3.	The fact that Desc has no plans at this time to access the U.S. public capital markets as a source of capital.

4.	The regulatory burden and expense required to maintain a registration in the U.S. and a listing on the NYSE.

5.	The availability for Mexicans and foreigners of a market for Series “B” shares on the Bolsa Mexicana de Valores (the Mexican Securities Exchange).

6.	The conclusion that the benefits to Desc and its stockholders in maintaining a U.S. trading market are outweighed by the costs.

II. Appointment of delegates, as applicable, to formalize the resolutions adopted by the Shareholders Meeting.

Messrs. Fernando Senderos Mestre, Ernesto Vega Velasco, Juan Marco Gutiérrez Wanless, Arturo D’Acosta Ruiz, Ramón F. Estrada Rivero, Marisol Vázquez Mellado Mollón and Fabiola G. Quezada Nieto were appointed Delegates of the Shareholders Meeting in order that they may jointly or individually perform the acts necessary to formalize and comply with the resolutions adopted by the Shareholders Meeting, and carry out the notarization of these minutes in relevant part, signing the relevant instrument, and processing, directly or through a third party, the registration thereof with the Public Registry of Commerce.

III. Reading and approval of the minutes of the Shareholders’ Meeting.

The minutes were approved in full, which were prepared and read by the Secretary, and the Chairman, Secretary, and Alternate Statutory Examiner were authorized to sign them for the record.

2

Item 2

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE ORDINARY AND

EXTRAORDINARY SHAREHOLDERS’ MEETING OF DESC, S.A. DE C.V.,

HELD ON OCTOBER 19, 2004.

I. Presentation and approval, as applicable, of (1) (a) the proposal to voluntarily delist from the New York Stock Exchange the American Depositary Shares (“ADSs”) issued by DESC, S.A. DE C.V., (b) cancel the registration of the ADSs and the Series “B” shares under the Securities Exchange Act of 1934, (c) terminate the Amended and Restated Deposit Agreement dated June 29, 1994, as amended, among the Company, Citibank, N.A., and the holders of American Depositary Receipts evidencing the ADSs, and (d) cancel the registration of the Series “B” shares of the Company in the special section of the National Securities Registry, as well as (2) resolutions to effectuate the foregoing.

I.1 The shareholders approved the proposal to (a) delist from the New York Stock Exchange (“NYSE”) the ADSs issued by the Company, (b) cancel the registration of the ADSs and the Series “B” shares under the Securities Exchange Act of 1934, (c) terminate the Amended and Restated Deposit Agreement dated June 29, 1994, as amended, among the Company, Citibank, N.A., and the holders of American Depositary Receipts evidencing the ADSs, and (d) cancel the registration of the Series “B” shares of the Company in the special section of the National Securities Registry.

I.2 The shareholders approved the proposal to empower Messrs. Fernando Senderos Mestre, Juan Marco Gutiérrez Wanless, Arturo D’Acosta Ruiz, Ramón F. Estrada Rivero, Marisol Vázquez Mellado Mollón y Fabiola G. Quezada Nieto, to jointly or individually, as applicable, perform all acts and execute all documents necessary for the implementation of the foregoing resolutions in both Mexico and the United States of America.

Among the principal reasons why these proposals were submitted to the Shareholders Meeting’s consideration were the following:

1.	The fact that the number of Series B Shares represented by ADSs has remained very small (comprising only approximately 1.09% of the total outstanding Series B Shares and 0.53% of the shares representing all of the capital stock—Series “A” and Series “B”—as of September 30, 2004).

2.	The limited trading volume on the NYSE of the ADSs (the average daily trading volume for the nine months ended September 30, 2004 was 4,155 ADSs).

3.	The fact that Desc has no plans at this time to access the U.S. public capital markets as a source of capital.

4.	The regulatory burden and expense required to maintain a registration in the U.S. and a listing on the NYSE.

5.	The availability for Mexicans and foreigners of a market for Series “B” shares on the Bolsa Mexicana de Valores (the Mexican Securities Exchange).

6.	The conclusion that the benefits to Desc and its stockholders in maintaining a U.S. trading market are outweighed by the costs.

II. Appointment of delegates, as applicable, to formalize the resolutions adopted by the Shareholders Meeting.

Messrs. Fernando Senderos Mestre, Ernesto Vega Velasco, Juan Marco Gutiérrez Wanless, Arturo D’Acosta Ruiz, Ramón F. Estrada Rivero, Marisol Vázquez Mellado Mollón and Fabiola G. Quezada Nieto were appointed Delegates of the Shareholders Meeting in order that they may jointly or individually perform the acts necessary to formalize and comply with the resolutions adopted by the Shareholders Meeting, and carry out the notarization of these minutes in relevant part, signing the relevant instrument, and processing, directly or through a third party, the registration thereof with the Public Registry of Commerce.

III. Reading and approval of the minutes of the Shareholders’ Meeting.

The minutes were approved in full, which were prepared and read by the Secretary, and the Chairman, Secretary, and Alternate Statutory Examiner were authorized to sign them for the record.

2

Item 3

On October 19, 2004, Desc gave notice to the Depositary to terminate the Deposit Agreement effective as of November 29, 2004. The Depositary is expected to send a notice to ADR holders in the United States in the next few days, which notifies the termination of the Deposit Agreement and explains the alternatives available to ADR holders who wish to retain their Desc deposited securities. As a result of the termination of the Deposit Agreement, it is expected that the NYSE will suspend the listing of the ADRs on November 30, 2004. However, the Series B shares of Desc will continue to be traded on the Mexican Stock Exchange. Following the delisting of the ADSs on the NYSE, Desc expects to terminate the registration of its Series B shares under the Securities Exchange Act of 1934, as amended.

In accordance with the Deposit Agreement, holders of ADRs are entitled to surrender their ADRs and, upon payment of the surrender charges and applicable taxes or governmental charges, to receive the Series B shares of Desc represented by the ADSs evidenced by such ADRs.

After November 29, 2004, the Depositary will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to holders, and will not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary will continue to collect dividends and other distributions pertaining to the Desc deposited securities, will sell property and rights as provided in the Deposit Agreement, and will continue to deliver the Desc deposited securities, together with any dividends or other distributions received with respect to the Desc deposited securities and the net proceeds of the sale of any rights or other property, in exchange for ADRs surrendered to the Depositary (after deducting, in each case, the fee of the Depositary for the surrender of an ADR, any expenses for the account of the holder of such ADR in accordance with the terms and conditions of the Deposit Agreement, and any applicable taxes or governmental charges).

At any time after the expiration of six (6) months from the date of termination, the Depositary may sell the Desc deposited securities then held and may thereafter hold uninvested the net proceeds of any such sale, together with any cash then held by it, in an unsegregated escrow account, without liability for interest, for the pro rata benefit of the holders of ADRs which have not been surrendered prior to such time. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for such net proceeds and other cash (after deducting, or charging, as the case may be, the fees of the Depositary for the surrender of an ADR, any expenses for the account of the holder of an ADR and any applicable taxes or governmental charges or assessments) and except for any indemnification obligations of the Depositary under the Deposit Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Desc, S.A. de C.V.
(Registrant)

Date: October 21, 2004	By	/s/ Arturo D’Acosta Ruiz
(Signature)

	Name:	Arturo D’Acosta Ruiz
	Title:	Chief Financial Officer